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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center 200 Liberty Street, 3rd Floor
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Randall Dulecki, Chief Administrative Officer — (212) 915-8797
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

424 Church Street, Suite 2400	Nashville	TN	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Randall Dulecki, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Willis Securities, Inc. for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall Dulecki
Chief Administrative Officer of
Willis Securities, Inc.

2/26/2013
Date

2-26-13
Notary Public

ELIZABETH A HANSEL
Notary Public, State of New York
No. 02HA6202264
Qualified in Kings County
Commission Expires March 16, 2013

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Willis Securities, Inc.
New York, New York

We have audited the accompanying financial statements of Willis Securities, Inc. (the "Company"), a wholly owned subsidiary of Willis North America Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statement of operations, statement of cash flows, statement of changes in stockholder's equity, and statement of changes in subordinated borrowings for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Willis Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2013

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

CASH AND CASH EQUIVALENTS	$ 12,979,832
COMMISSIONS AND FEES RECEIVABLE — Net of allowance for doubful accounts of $25,705	3,835,030
RECEIVABLES FROM PARENT — Corporate pool (Note 4)	10,154,937
OTHER RECEIVABLES FROM PARENT	18,830
PREPAID EXPENSES AND OTHER ASSETS	63,077
FIXED ASSETS — Net of accumulated depreciation of $10,441	2,521
TOTAL	$27,054,227

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to Parent (Note 4)	$ 1,000,143
Accounts payable, accrued expenses, and other liabilities	4,195,531
Total liabilities	5,195,674
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	16,886,708
Retained earnings	4,970,845
Total stockholder's equity	21,858,553
TOTAL	$27,054,227

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:	
Override and trading commissions	$ 3,653,825
Strategic advisory and private placement fees	17,598,430
Underwriting fees	320,000
Other income	6,534
Total revenues	21,578,789
EXPENSES:	
Employee compensation and benefits	13,390,617
Regulatory and professional fees	400,222
Other operating expenses	4,383,987
Total expenses	18,174,826
INCOME BEFORE TAXES	3,403,963
INCOME TAX EXPENSE	1,444,415
NET INCOME	$ 1,959,548

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 1,959,548
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	4,320
Share-based compensation	266,903
Changes in operating assets and liabilities:	
Commissions and fees receivable	(2,846,969)
Receivables from Parent	175,006
Prepaid expenses and other assets	1,852,544
Payables to Parent	514,296
Accounts payable, accrued expenses, and other liabilities	3,884,293
Net cash provided in operating activities	5,809,941
CASH FLOWS FROM INVESTING ACTIVITIES — Payment to Parent related to Corporate pool — net	(6,533,537)
Net cash used by investing activities	(6,533,537)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of subordinated borrowings	152,000,000
Repayments of subordinated borrowings	(152,000,000)
Net cash flows from financing activities	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(723,596)
CASH AND CASH EQUIVALENTS — Beginning of year	13,703,428
CASH AND CASH EQUIVALENTS — End of year	$ 12,979,832
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash received during the year for income taxes	$ 1,086,094
Cash paid during the year for interest	$ 125,761

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2012	$ 1,000	$ 16,619,805	$3,011,297	$ 19,632,102
Share-based compensation	-	266,903	-	266,903
Net Income	-	-	1,959,548	1,959,548
BALANCE — December 31, 2012	$ 1,000	$ 16,886,708	$4,970,845	$21,858,553

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2012

BALANCE — January 1, 2012	$ -
Issuance of subordinated borrowings	152,000,000
Repayment of subordinated borrowings	(152,000,000)
BALANCE — December 31, 2012	$ -

See notes to financial statements.

1. ORGANIZATION

Willis Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of Willis North America Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977, with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Commissions and Fees Receivable — Commissions and fees receivable are stated at estimated realizable values. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

Revenue Recognition — Revenues are derived from the two basic business lines of the Company: Employee Benefits and Capital Markets & Advisory. Employee Benefits consist principally of override commissions from the sale of variable annuities and mutual fund shares. The override commissions are recorded based on the trade date of the related security transaction as reported by the clearing broker-dealers. Capital Markets revenue consists of underwriting revenue, strategic advisory revenue, trading revenue and private placement fees, including initial purchase activity for Rule 144A securities offerings. Underwriting revenues arise from securities offerings in which the Company acts as an underwriter and include management fees, selling concessions and underwriting fees, net of related syndicate expenses. Underwriting revenues are recorded at the time the underwriting is completed. Strategic advisory revenue primarily consists of success fees on completed merger and acquisition transactions, as well as retainers and periodic fees, earned in connection with advising on both buyers' and sellers' transactions. Fees are also earned for related advisory work and other services such as providing fairness opinions and valuation analyses. Strategic advisory revenues are recorded when the transactions or the services (or, if applicable, separate components thereof) to be performed are substantially complete, the fees are determinable and collection is reasonably assured. Private placement fees are recorded on the closing date of the transaction.

Interest income is recognized as earned.

The Company has a fully disclosed clearing agreement with Pershing LLC and acts as an introducing broker only for customer accounts through such agreement. The Company does not handle or maintain customer funds.

Income Taxes — The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by the Parent. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes. The Company has not identified any uncertain tax positions as of December 31, 2012.

Share-Based Compensation — The Company periodically enters into agreements with employees to offer stock options in Willis Group Holdings PLC, the parent of Willis North America Inc. Amounts relating to this compensation have been recorded as an addition to additional paid-in capital, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718.

Comprehensive Income — The Company accounts for comprehensive income in accordance with FASB ASC 220, *Comprehensive Income*. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income for the year ended December 31, 2012, is equal to net income as reported.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles" or GAAP), requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets — Fixed assets consist primarily of computer equipment, and are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets (approximately three years). Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Fair Value of Financial Instruments — At December 31, 2012, the Company had financial instruments including cash and cash equivalents, commissions and fees receivable, and accounts payable. The carrying value of these financial instruments approximated their estimated fair values because of the short maturity and nature of these instruments.

Recent Accounting Pronouncements — In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurements and Disclosures (ASC Topic 820-10 — Improving Disclosures about Fair Value Measurements*. ASU 2011-04 changed the wording used in the existing guidance to better align GAAP with International Financial Reporting Standards (IFRS). In addition, this guidance clarifies the FASB's intent on various aspects of the fair value guidance and requires increased disclosure of quantitative information about unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. This guidance was effective for annual periods beginning after

December 15, 2011, and was to be applied prospectively. The adoption of this guidance did not have a material impact on the financial statements of the Company.

3. INCOME TAXES

At December 31, 2012, the income tax expense consists of the following:

Current:	
Federal	$ 2,209,770
State	374,980
Deferred:	
Federal	(972,922)
State	(167,413)
Income tax expense	$ 1,444,415

The income tax expense differs from the amount computed using the statutory federal income tax rate primarily as a result of state income taxes. The tax effects of timing differences gave rise to a deferred tax asset of approximately $11,200 due to the accounting treatment for the bad debt provision.

4. RELATED-PARTY TRANSACTIONS

The Parent provides the Company with management, accounting, and recordkeeping services and allocates these costs to the Company. The Company recorded $3,300,924 of allocated management and administration expense for the year ended December 31, 2012, and such amount is included in other operating expenses in the accompanying statement of operations. In addition, income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). At December 31, 2012, the Company owes the Parent $835,658 for allocated management and accounting services and $164,485 for current and deferred income taxes. The Company also has a $10,154,937 receivable from the Parent for its cash balance on deposit within the Parent's cash management system and a $18,830 receivable for miscellaneous expenses paid by the Company.

During 2012, the Company obtained approval from Financial Industry Regulatory Authority, Inc. (FINRA) and entered into a temporary subordinated loan of $152,000,000 with the Parent. Further, the Company obtained approval from FINRA to repay the loan early and repaid the loan also during 2012. The Company recorded $131,531 in interest expense related to this loan which is included within other operating expenses on the Statement of Operations.

5. FAIR VALUE MEASUREMENTS

The Company follows FASB ASC 820, *Fair Value Measurements and Disclosures*, for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. The Company did not have any Level 2 or Level 3 assets or liabilities as of December 31, 2012, or during the year then ended.

6. MAJOR CUSTOMER

For the year ended December 31, 2012, the Company received approximately 59% of its total revenue from advisory fees from four separate clients. As the nature of this business lends itself to large one-time

fees for advisory services, we do not feel this poses a significant risk to the Company continuing as a going concern.

7. FIXED ASSETS

Fixed assets as of December 31, 2012, consist of the following:

	Balance	Estimated Useful Life
Computer equipment	$ 12,962	3 years
Less accumulated depreciation	(10,441)	
	$ 2,521	

Depreciation expense for the year ended December 31, 2012, was $4,320.

8. EMPLOYEE INCENTIVE PROGRAM

Historically under the Parent's annual incentive program, certain cash retention awards paid to associates of the Company included a feature which required the recipient to repay a proportionate amount of the annual award if the employee voluntarily left the Company before a specified date, which was generally three years following the award. The Company made the cash payment to the recipient in the year of grant and recognized the payment in expense ratably over the period it is subject to repayment, beginning in the quarter in which the award is made. In past years the unamortized portion of cash retention awards has been recorded within "prepaid expenses and other assets" in the balance sheet. For the full year ended December 31, 2012, the Company recorded retention amortization expense (within "employee compensation and benefits" in the statement of operations) amounting to $2,044,328. On December 17, 2012 the Parent eliminated the repayment requirement from the past annual cash retention awards and replaced them with annual cash bonuses. As a result, the Company recognized a one-time, non-cash, pre-tax charge of $2,432,666 which represents the December 31, 2012 unamortized balance of past retention awards. Additionally, the Company recorded an accrual for 2012 cash bonuses to be paid in 2013 of $3,739,688.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2012, the Company had net capital of $7,782,742, which was $7,532,742 in excess of required net capital.

10. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 26, 2013, which is the date the financial statements were issued.

* * * * * *

WILLIS SECURITIES, INC.

SCHEDULE g

(A Wholly Owned Subsidiary of Willis North America Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2012

Net capital — total stockholder's equity	$ 21,858,553
Deductions — non-allowable assets from statement of financial condition:	
Commissions and fees receivable	(3,835,030)
Receivables from Parent — corporate pool	(10,154,937)
Other receivables from Parent	(18,830)
Prepaid expenses and other assets	(63,077)
Fixed assets	(2,521)
Total non-allowable assets	(14,074,395)
Total haircuts	(1,416)
Total deductions	(14,075,811)
Total net capital	7,782,742
Minimum net capital required under alternate method	250,000
Excess net capital	$ 7,532,742

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company's unaudited FOCUS Report filed by the Company on January 25, 2013.

WILLIS SECURITIES, INC.

SCHEDULE h

(A Wholly Owned Subsidiary of Willis North America Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2012

Credit balances	$ -
Debit balances	$ -
Excess of total credits over total debits	$ -
Required deposit	$ -
Amount held on deposit in “reserve bank account” at December 31, 2012	$ -

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company’s unaudited FOCUS Report filed by the Company on January 25, 2013.

WILLIS SECURITIES, INC.

SCHEDULE I

(A Wholly Owned Subsidiary of Willis North America Inc.)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2012

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2012, for which instructions to reduce to possession or control had been issued as of December 31, 2012, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of December 31, 2011, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items	None

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in in the Company's unaudited FOCUS Report filed by the Company on January 25, 2013.

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

February 26, 2013

Willis Securities, Inc.
One World Financial Center, 3rd Floor
200 Liberty Street
New York, New York

In planning and performing our audit of the financial statements of Willis Securities, Inc. the "Company"), a wholly owned subsidiary of Willis North America Inc., as of and for the year ended December 31, 2012 (on which we issued our report dated February 26, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Willis Securities, Inc.

(A Wholly Owned Subsidiary of Willis North America Inc.)

(SEC I.D. No. 53563)

Financial Statements as of and for the Year Ended December 31, 2012, Supplemental Schedules as of December 31, 2012, Independent Auditors' Report, and Supplemental Report on Internal Control

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Willis Securities, Inc.
One World Financial Center
200 Liberty Street, 3rd Floor
New York, NY 10281

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Willis Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks made payable to SIPC noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Willis Securities Inc.
One World Financial Center
200 Liberty Street 3rd FL
New York, NY 10281

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michael Glynn (212) 751 4422

2. A. General Assessment (item 2e from page 2) $53,678

B. Less payment made with SIPC-6 filed (exclude interest) (~~23,500~~ 23,248)
07/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~30,178~~ 30,430

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Willis Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Administrative Officer
(Title)

Dated the 21st day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 20 12 and ending Dec 31, 20 12
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$21,578,789
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	101,538
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $5,860	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	5,860
Total deductions	107,398
2d. SIPC Net Operating Revenues	$21,471,391
2e. General Assessment @ .0025	$53,678

(to page 1, line 2.A.)